PAN AMERICAN SILVER CORP.
Report of Voting Results
This report is filed pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations and relates to the results of voting at the special meeting of shareholders of Pan American Silver Corp. (“Pan American”) held on January 31, 2023.
A total of 113,752,918 common shares were represented at the meeting, being 53.99% of the Pan American’s issued and outstanding common shares as at the record date.

Description of Matter
Resolution authorizing the issuance of up to 156,923,287 common shares of Pan American in respect of the arrangement involving Pan American, Agnico Eagle Mines Limited (“Agnico”) and Yamana Gold Inc. (“Yamana”) under the Canada Business Corporations Act, pursuant to which Pan American will acquire all of the issued and outstanding common shares of Yamana following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico.

DATED this 31st day of January, 2023.
PAN AMERICAN SILVER CORP.

By:    /s/ “Delaney Fisher”
    Name: Delaney Fisher
    Title: SVP, Associate General Counsel
    & Corporate Secretary

Outcome of Vote
Resolution passed by requisite majority on a vote by ballot.
Details of the voting were as follows:
Total shares voted in favour: 110,661,649 (97.28%)
Total shares voted against: 3,091,269 (2.72%)